Thrivent Investment Management Inc.

Statement of Financial Condition

As of December 31, 2021
With Report of Independent Registered Public Accounting Firm



600 Portland Ave. S.
Minneapolis, MN 55415-1665
800-847-4836 · thrivent.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36525

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thrivent Investment Management Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Portland Avenue S
(No. and Street)

Minneapolis	MN	55415
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kurt Tureson	612-844-8233	kurt.tureson@thrivent.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLC
(Name – if individual, state last, first, and middle name)

45 South Seventh St, Suite 3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt S Tureson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thrivent Investment Management Inc. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PHILLIP ALLEN THAYER
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2026

Signature: _____

Title:
Kurt S Tureson, FINOP & CFO

_____
Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Thrivent Investment Management Inc.
Statement of Financial Condition
As of December 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Thrivent Investment Management Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Thrivent Investment Management Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2022

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, www.pwc.com/us

1

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2021
(dollars in thousands, except share information)

Assets

Cash and cash equivalents	$	57,461
Receivable from clearing firm		1,014
Receivable from related parties		9,391
Other receivables		4,415
Deferred tax assets		1,366
Prepaid expenses		866
Other assets		206
Total assets	$	74,719

Liabilities and shareholder's equity

Payable to related parties	$	3,031
Commissions and bonuses payable		7,955
Accrued pension cost		4,530
Deferred revenue		2,609
Other accrued expenses		2,026
Income tax payable		5,942
Total liabilities		26,093

Commitments and Contingencies (see note 6)

Shareholder's equity

Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		29,713
Retained earnings		20,328
Accumulated other comprehensive loss		(1,415)
Total shareholder's equity		48,626
Total liabilities and shareholder's equity	$	74,719

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Thrivent Investment Management Inc. (the "Company") is a registered introducing broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") and registered investment adviser under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent "), a fraternal benefit society and registered investment adviser. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and SIPC.

The Company offers and sells shares primarily of Thrivent Mutual Funds ("Funds"). The Company also serves as principal underwriter and distributor of variable life and annuity contracts on behalf of Thrivent. The Company also distributes non-proprietary variable products on behalf of Thrivent Insurance Agency, Inc. ("TIA").

The Company offers asset management, investment advisory and brokerage services through an array of brokerage and managed account products.

The Company clears transactions under a fully disclosed agreement with an unaffiliated third party clearing broker dealer, National Financial Services, Inc. ("NFS").

Sales and distributions of Funds and other products generally occur through field representatives ("FRs"). FRs can be either non-employee independent contractors operating in a nationwide franchise system or they may choose to be employees of the Company. FRs may also provide various fee-based services to clients. Due to differing levels of support provided by the Company to FRs operating in various platforms, FRs are compensated at different amounts or rates depending on the various product and service offerings.

Significant Accounting Policies
The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

The significant accounting practices used in preparation of the statement of financial condition are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts on deposit with banks and investments in money market mutual funds, of which $57,414 was invested in registered money market funds as of December 31, 2021. The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at fair value. The fair value of cash equivalents is based on quoted daily net asset values of the invested fund and are classified as Level 1.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

Receivables
Receivable from clearing firm consists of funds receivable from an unaffiliated broker-dealer, including amounts required to be on deposit with the clearing firm and certain transactional and asset based fees earned by TIMI, but not yet paid by the clearing firm. Receivable from related parties consists primarily of fees earned from 12b-1 distributions, revenue sharing and concessions earned from the sales of variable products on behalf of affiliated Thrivent entities. Other receivables consist primarily of monies owed to the Company from field representatives for licensing and registration costs, service fees earned but not collected from the Funds' transfer agent, fees earned but not collected from clients who have entered into financial planning services agreements, and various fees due from the sale of non-proprietary products. All receivables are recorded at their net realizable value.

Deferred revenue
Deferred revenue represents unearned financial planning fees collected from clients prior to the satisfaction of performance obligations, including delivery of financial plans and providing financial advice over the term of the contract. All deferred revenue amounts are expected to be earned within one year, as the performance obligations are satisfied.

New Accounting Guidance

Effective January 1, 2021, the Company adopted ASU 2018-14 (Subtopic 715-20, Compensation-Retirement Benefits-Defined Benefit Plans), which updated disclosure requirements for all employers that sponsor defined benefit postretirement plans. The standard was adopted and did not have an impact to the Company's statement of financial condition.

Effective January 1, 2021, the Company adopted ASU 2019-12 (Topic 740, Income Taxes), which simplified the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, and improved consistent application of and simplified Generally Accepted Accounting Principles (GAAP) for other areas of Topic 740 by clarifying and amending existing guidance. The standard was adopted and did not have an impact to the Company's statement of financial condition.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

Deferred tax assets:		
Retirement and pension	$	700
Unrealized actuarial adjustment (AOCI)		523
Other		143
Deferred tax assets	$	1,366

At December 31, 2021 the Company had no federal or state net operating loss carryforwards.

The company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 2. Income Taxes (cont.)

There are no unrecognized or uncertain tax positions at December 31, 2021. Tax years 2018 through 2021 are open under the statute of limitations and remain subject to examination by the IRS.

Note 3. Related Party Transactions

As discussed in Note 1, the Company offers and sells Fund shares through a sales agreement with TDL and serves as the principal underwriter and distributor for other Thrivent affiliated entities.

In accordance with each applicable sale, distribution and underwriting agreement, the Company shall incur and be responsible for certain costs (direct and indirect commissions) paid to FRs related to efforts performed under the agreements. The agreements also provide Thrivent (the "Parent") shall pay as a convenience, these costs to FRs on behalf for the Company and that the Company shall reimburse the Parent. In addition, the Company is compensated for ongoing access to FRs by affiliated entities.

In accordance with its intercompany services agreement, the Company reimbursed Thrivent for various services and costs paid by Thrivent on behalf of the Company. These reimbursements were for compensation; promotional and marketing materials; general and administrative expenses such as accounting, marketing, legal, compliance, and technology. The Company also reimburses Thrivent for field commissions, benefits, distribution costs, and incentives on behalf of the Company. Some of the reimbursements for costs such as benefits, incentives, compliance and field management are based on allocation amounts agreed upon in the intercompany services agreement between Thrivent and the Company.

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent. In addition, Thrivent also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The results for the December 31, 2021 valuation of pension benefits under the Plan are as follows:

Accumulated Benefit Obligation as of 12/31/2021	$	4,530
Change in Projected Benefit Obligation During 2021:		
Projected Benefit Obligation, 12/31/2020	$	4,765
Interest Cost		119
Actuarial Gain		(130)
Benefit Payments		(224)
Projected Benefit Obligation, 12/31/2021	$	4,530

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 4. Benefit Plans (cont.)

Change in plan assets in 2021:

Plan Assets, 12/31/2020	$	-
Company Contributions		224
Benefit Payments		(224)
Plan Assets, 12/31/2021	$	-

Funded Status	$	(4,530)

Amount of Net Loss Recognized in Accumulated Other Comprehensive Loss	$	1,938

Components of Net Periodic Benefit Cost for 2021:

Interest Cost	$	119
Amortization of Unrecognized Net Loss		80
Net Periodic Benefit Cost	$	199

Changes in Benefit Obligation Recognized in Other Comprehensive Loss:

Net gain	$	(130)
Amortization of net loss		(80)
Total Recognized in Other Comprehensive Income	$	(210)

Amortizations From Other Comprehensive Loss into Net Periodic Benefit Cost During 2021

	$	(153)

Accrued Pension Cost

Current Liability – 2022 Projected Benefit Payments	$	226
Non-Current Liability		4,304
Accrued Pension Cost, 12/31/2021	$	4,530

The Company used a weighted average discount rate of 2.90% as of December 31, 2021, to determine the pension benefit cost/obligation. Projected benefit payments for the next ten years are as follows:

2022	$	226
2023	$	224
2024	$	271
2025	$	268
2026	$	264
2027 - 2031	$	1,316

In 2022, the Company expects to contribute $226 to the Plan to fund projected benefit payments.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis through its clearing broker dealer. In addition, the Company transmits all customer funds and securities to the clearing broker dealer. In connection with these arrangements, the Company has agreed to indemnify the clearing broker dealer for losses incurred in connection with transactions introduced by the Company. The Company reserves for these potential losses. At December 31, 2021, no reserve was reflected in the accrued expenses line in the statement of financial condition.

Note 6. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the statement of financial condition for any indemnifications.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's field representatives. The Company has pending matters which include information requests, exams or inquiries that the Company received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, and insurance products. The number of reviews and investigations has increased in recent years with respect to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Some issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition, continued
(dollars in thousands)

Note 6. Commitments and Contingencies (cont.)

probable and can be reasonably estimated. In such cases, there still may be an exposure to loss greater than any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period.

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative standard permitted by Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2021, the Company had net capital of $39,096 which was $38,846 in excess of its minimum net capital required of $250.

Note 8. Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through March 1, 2022, the date the statement of financial condition was available to be issued. No events or transactions were identified that affect the Company's December 31, 2021, statement of financial condition or that require further disclosure.